# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Brookdale Senior Living Inc., CIK 0001332349
CUSIP: 112463104
Title of class of securities: Common stock, $0.01 par value per share
Address of issuer's principal executive offices: 105 Westwood Place, Suite 400, Brentwood, Tennessee (TN), 37027
Date of event which requires filing of this statement: 03/19/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000740260

## Reporting persons
- Ventas, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 5,500,000; shared voting power 0; sole dispositive power 5,500,000; shared dispositive power 0; aggregate amount beneficially owned 5,500,000 (2.35% of the class)

## Item 1. Issuer
Name of issuer: Brookdale Senior Living Inc.
Address of issuer's principal executive offices: 105 Westwood Place, Suite 400 Brentwood, TN, 37027

## Item 2. Person Filing
Name of person filing: Ventas, Inc.
Address of principal business office or, if none, residence:
300 North LaSalle Street, Suite 1600

Chicago, Illinois 60654
Citizenship: Ventas, Inc. is a Delaware corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,500,000
Percent of class: 2.35%
Sole power to vote or to direct the vote: 5,500,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,500,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ventas, Inc.: /s/ Carey S. Roberts, Carey S. Roberts/ Executive Vice President, General Counsel, Ethics & Compliance Officer and Corporate Secretary (05/14/2025)